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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LOEHMANN'S HOLDINGS INC.
(Name of the Issuer)

LOEHMANN'S HOLDINGS INC.
DESIGNER APPAREL HOLDING COMPANY
DAH MERGER CORPORATION
ROBERT N. FRIEDMAN
ROBERT GLASS
FIRST ISLAMIC INVESTMENT BANK E.C.
CRESCENT CAPITAL INVESTMENTS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

540411501
(CUSIP Number of Class of Securities)

ROBERT GLASS
CHIEF OPERATING OFFICER,
CHIEF FINANCIAL OFFICER AND
SECRETARY
LOEHMANN'S HOLDINGS INC.
2500 HALSEY STREET
BRONX, NY 10461
TELEPHONE NUMBER: (718) 518-2777

WITH COPIES TO:

ALAN C. MYERS, ESQ. RICHARD J. GROSSMAN, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NEW YORK 10036 TELEPHONE NUMBER: (212) 735-3000	W. DONALD KNIGHT, JR., ESQ. KATHRYN M. FURMAN, ESQ. KING & SPALDING LLP 191 PEACHTREE STREET ATLANTA, GEORGIA 30303-1763 TELEPHONE NUMBER: (404) 572-4600
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$175,628,235.42*	$22,252.10
*
Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. ("Loehmann's"), Designer Apparel Holding Company and DAH Merger Corporation, as amended by Amendment No. 1 thereto dated July 12, 2004 (the "Merger Agreement"), each issued and outstanding share of Loehmann's common stock, other than (1) shares owned by stockholders who are entitled to and have exercised and perfected appraisal rights and (2) shares held in Loehmann's treasury, will be converted into the right to receive $23.00 in cash. In addition, pursuant to the Merger Agreement, each outstanding stock option, other than a total of 163,934 options held by Robert N. Friedman and Robert Glass and possibly up to a total of 71,875 options held by members of senior management which may be rolled over into the surviving corporation, will be fully vested and canceled in exchange for (1) the excess of $23.00 over the per share exercise price multiplied by (2) the number of shares of common stock subject to such option. The filing fee was calculated based upon (1) an estimated aggregate cash payment of $154,772,428.00 based on the proposed per share cash payment of $23.00 for 6,729,236 shares of common stock and (2) an estimated aggregate cash payment of $20,855,807.42 to holders of outstanding options, excluding 163,934 options held by Messrs. Friedman and Glass and expected to be rolled over into options of the surviving corporation pursuant to the terms of the Merger Agreement (the options held by senior management which may be rolled over into the surviving corporation were not excluded as the number of such options to be rolled over, if any, has not yet been determined). In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00012670 by the amount calculated pursuant to the preceding sentence.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,252.10	Filing Party: Loehmann's Holdings Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 27, 2004

INTRODUCTION

        This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Loehmann's Holdings Inc., a Delaware corporation (the "Company" or "Loehmann's"); (2) Designer Apparel Holding Company, a Delaware corporation ("DAHC"); (3) DAH Merger Corporation, a Delaware corporation ("DAH Merger"); (4) Robert N. Friedman, president and chief executive officer of the Company; (5) Robert Glass, chief operating officer, chief financial officer and secretary of the Company; (6) First Islamic Investment Bank E.C., a Bahrain joint stock company ("FIIB"); and (7) Crescent Capital Investments, Inc., a Delaware corporation ("Crescent"). The preceding persons are collectively referred to herein as the "Filing Persons" and individually as a "Filing Person."

        This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 22, 2004, by and among the Company, DAHC and DAH Merger as amended by Amendment No. 1 thereto, dated July 12, 2004 (the "Merger Agreement"). If the Merger Agreement and Merger (as defined below) are adopted and approved by the Loehmann's stockholders and the other conditions to the closing of the Merger are satisfied or waived, DAH Merger will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

        In the Merger, the outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), other than those held by dissenting stockholders who perfect their appraisal rights under Delaware law with respect to such shares of Common Stock, will be converted, without any action on the part of the stockholders, into the right to receive $23.00 in cash per share. Options will be treated as described in the Proxy Statement (as defined below). Pursuant to the Merger, each outstanding share of DAH Merger will be converted into one share of Common Stock of the surviving corporation.

        The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") on September 2, 2004 a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt and approve the Merger Agreement and the Merger. The Proxy Statement is being supplemented by additional disclosures pursuant to the Letter to the Stockholders of Loehmann's, dated September 24, 2004, filed by the Company with the SEC on a Schedule 14A and as Exhibit (a)(7) hereto.

        Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, as supplemented by the additional definitive materials filed by the Company, hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

        All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company was supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. Notwithstanding the foregoing, the Filing Persons understand that they may be found liable, to the extent permitted by applicable law, for all the information in, or incorporated by reference in, this Schedule 13E-3.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

        Item 9 is hereby amended and supplemented as follows:

        Analysis of Selected Publicly Traded Comparable Companies.    TJX Companies, Inc. and Ross Stores, Inc. were not included in the group of PJSC comparable companies because their market capitalizations were significantly in excess of the market capitalization of Loehmann's and the other PJSC comparable companies.

        The trading multiples of certain PJSC comparable companies were not included in the range of implied multiples for the PJSC comparable companies if such trading multiples were significantly above or below the trading multiples of the other PJSC comparable companies.

        Analysis of Selected Comparable Transactions.    Set forth below is a list of the selected comparable transactions used in the analysis of selected comparable transactions:

  •
  TJX Companies, Inc. acquisition of Bob's Stores Center, Inc. (Oct. 2003)

  •
  Stage Stores acquisition of Peebles, Inc. (Oct. 2003)

  •
  Bon-Ton Stores acquisition of Elder Beerman Stores (Sep. 2003)

  •
  Gart Sports Company acquisition of The Sports Authority, Inc. (Feb. 2003)

  •
  Bear Stearns Merchant Banking acquisition of Lerner New York (Nov. 2002)

  •
  Retail Brand Alliance acquisition of Brooks Brothers, Inc. (Nov. 2001)

  •
  Charming Shoppes, Inc. acquisition of Lane Bryant (Jul. 2001)

  •
  Gart Sports Company acquisition of Oshman's Sporting Goods, Inc. (Feb. 2001)

  •
  Best Buy Company acquisition of Musicland Stores Corp. (Dec. 2000)

  •
  Value City Department Stores acquisition Filene's Basement Corp. (Feb. 2000)

  •
  Charming Shoppes acquisition of Catherines Stores Corp. (Nov. 1999)

        Discounted Cash Flow Analysis.    The discounted cash flow analysis was performed using two cases to reflect each of management's projections and a sensitivity case. The management and sensitivity cases were described in the Proxy Statement under the heading "Analysis of Selected Publicly Traded Comparable Companies". The management case is based upon projections prepared by Loehmann's management which assumed a 2% annual growth rate in net sales for the comparable store base (consisting of 39 Loehmann's stores open for at least one year) for 2005 through 2008 and an overall gross margin of 38.9% in 2004 and increasing to 39.8% in 2008. The sensitivity case assumed a 0% growth rate in net sales for the comparable store base for 2005 to 2008 and an overall gross margin of 38.6% for 2004 through 2008.

        LBO Analysis.    The assumed debt of $100 million in the illustrative transaction analysis implied a pro-forma debt to 2003 EBITDA ratio of 4.1x and a pro-forma debt to 2004 estimated EBITDA ratio of 3.3x.

ITEM 10. Source and Amount of Funds or Other Consideration

        Item 10 is hereby amended and supplemented as follows:

        DAHC is currently pursuing financing the merger through a proposed private placement of debt securities by Loehmann's Capital Corp., a special purpose corporation formed for the sole purpose of issuing such debt securities. In connection with such proposed financing, Loehmann's Capital Corp. has prepared and distributed a preliminary confidential offering circular. The debt securities offered by

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Loehmann's Capital Corp. pursuant to the preliminary confidential offering circular have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold absent registration or an applicable exemption from the registration requirements.

        Certain information regarding Loehmann's which was included in the preliminary confidential offering circular was set forth in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2004.

        On September 21, 2004, DAHC entered into a Restated Commitment Letter with The CIT Group/Business Credit, Inc. and The CIT Group/Commercial Services, Inc., which we refer to together as CIT, and Silver Point Finance, LLC, which we refer to as Silver Point. The Restated Commitment Letter is being filed as Exhibit (b)(3) hereto. The Restated Commitment Letter modifies certain of the terms of the initial commitment letter, dated April 22, 2004, by and among DAHC, CIT and Silver Point. The Restated Commitment Letter provides for, among other things (i) an increase in the revolving line of credit facility to $60 million each year during the period from March 1 to August 31, with availability limited by a borrowing base consisting of specified percentages of eligible credit card receivables and inventory and letter of credit reserves, (ii) an extension of the term of the term loan to 5 years, (iii) the addition of a prepayment premium percentage equal to 6% of any principal amount prepaid after the third anniversary of the term loan, which prepayment premium percentage decreases ratably on a monthly basis to 0% on the maturity date of the term loan (the prepayment penalty during the first three years will continue to consist of an economic make whole premium as described in the Proxy Statement), (iv) an increase in the letter of credit facility to $20 million and (v) certain amendments to the financial covenants.

        In addition, the Restated Commitment Letter provides that the debt commitment of CIT expires at the close of business on November 1, 2004 and the debt commitment of Silver Point expires on October 15, 2004; provided, that DAHC will have the option in its sole discretion to extend the expiration date of the debt commitment of Silver Point to December 31, 2004, if, on or prior to October 15, 2004, DAHC agrees to, among other things, work exclusively with CIT and Silver Point to consummate the financings contemplated in the Restated Commitment Letter.

ITEM 15. Additional Information.

        Item 15 is hereby amended and supplemented as follows:

        On September 14, 2004, the plaintiffs in the consolidated purported class action pending against Loehmann's and its directors in the Court of Chancery of the State of Delaware in and for New Castle County filed a Motion for Expedited Proceedings and Discovery, which we refer to as the Motion. In the Motion, the plaintiffs indicated that they plan to file a motion for preliminary injunction to enjoin the merger on the grounds that (i) Loehmann's and its directors allegedly failed to disclose material facts concerning the merger to Loehmann's stockholders in the Proxy Statement and (ii) the members of Loehmann's board of directors allegedly failed to put Loehmann's stockholders' interests above the interests of the members of the board of directors and failed to maximize stockholder value in agreeing to the terms of the merger. The plaintiffs asked the court (i) to schedule a hearing on a motion for preliminary injunction in advance of the stockholders meeting, currently scheduled for October 13, 2004, to approve the proposed merger and (ii) to order expedited discovery so that discovery can be completed before the hearing. On September 17, 2004, the defendants filed a brief asking the court to deny the plaintiffs' Motion.

        On September 15, 2004, the plaintiffs filed a Consolidated Amended Complaint, which we refer to as the Amended Complaint, that names Loehmann's and Loehmann's directors as defendants and alleges among other things that the defendants breached their fiduciary duties to Loehmann's stockholders by approving the terms of the merger. The Amended Complaint also includes allegations

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that Loehmann's failed to disclose in the Proxy Statement allegedly material information relating to the opinion of Peter J. Solomon Company, which we refer to as PJSC, and the financial analyses conducted in connection with such opinion which was delivered to the board of directors in connection with its consideration of the fairness of the proposed merger to Loehmann's stockholders. The Amended Complaint seeks, among other things, certification as a class action, injunctive relief (including enjoining the proposed merger or rescission if the proposed merger is consummated), and compensatory and/or rescissory damages. The Amended Complaint does not name Crescent as a defendant.

        In order to minimize the expense, inconvenience and distraction of litigation and to avoid any potential delay in the stockholder vote on the proposed merger, Loehmann's and its directors have reached an agreement in principle to settle the pending stockholder litigation. Under the terms of the proposed settlement, Loehmann's has agreed to make the supplemental disclosures set forth below under "Opinion of the Special Committee's Financial Advisor" and to pay a total of $312,000 to plaintiffs' counsel for their reasonable attorney's fees and expenses. Loehmann's and the other defendants continue to deny all of the allegations of wrongdoing contained in the Amended Complaint. In addition, the proposed settlement is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. The settlement would result in the dismissal of the stockholder litigation and would be subject to the approval of the Court of Chancery of the State of Delaware.

        The entirety of the Proxy Statement, including all appendices thereto, as supplemented by the additional definitive materials filed by the Company, is incorporated herein by reference.

ITEM 16. Exhibits

  Regulation M-A
  Item 1016

        Item 16 is hereby amended and supplemented as follows:

(a)(6)	Letters to Stockholders of Loehmann's, dated September 13, 2004, and incorporated herein by reference to the Schedule 14As filed with the SEC by Loehmann's on September 13, 2004.
(a)(7)	Letter to Stockholders of Loehmann's, dated September 24, 2004, and incorporated herein by reference to the Schedule 14A filed with the SEC by Loehmann's on September 24, 2004.
(b)(3)	Letter Agreement, dated September 21, 2004, by and among DAHC, The CIT Group/Business Credit, Inc., The CIT Group/Commercial Services, Inc. and Silver Point Finance, LLC.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEHMANN'S HOLDINGS INC.
By:	/s/ ROBERT GLASS
Name: Robert Glass Title: Chief Operating Officer
DESIGNER APPAREL HOLDING COMPANY
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Vice President
DAH MERGER CORPORATION
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Vice President
/s/ ROBERT N. FRIEDMAN Robert N. Friedman
/s/ ROBERT GLASS Robert Glass
FIRST ISLAMIC INVESTMENT BANK E.C.
By:	/s/ HENRY THOMPSON
Name: Henry Thompson Title: Executive Director and General Counsel
CRESCENT CAPITAL INVESTMENTS, INC.
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Executive Director

Date: September 24, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(6)	Letters to Stockholders of Loehmann's, dated September 13, 2004, and incorporated herein by reference to the Schedule 14As filed with the SEC by Loehmann's on September 13, 2004.
(a)(7)	Letter to Stockholders of Loehmann's, dated September 24, 2004, and incorporated herein by reference to the Schedule 14A filed with the SEC by Loehmann's on September 24, 2004.
(b)(3)	Letter Agreement, dated September 21, 2004, by and among DAHC, The CIT Group/Business Credit, Inc., The CIT Group/Commercial Services, Inc. and Silver Point Finance, LLC.

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INTRODUCTION
  ITEM 9. Reports, Opinions, Appraisals and Negotiations
  ITEM 10. Source and Amount of Funds or Other Consideration
  ITEM 15. Additional Information.
  ITEM 16. Exhibits
SIGNATURE
EXHIBIT INDEX